                                                                      EXHIBIT 12
                                                                     PAGE 1 OF 1

                         ECHOSTAR BROADBAND CORPORATION
                              COMPUTATION OF RATIOS

                                 (IN THOUSANDS)
                                   (UNAUDITED)



CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

                                                                                                            NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                              ----------------------------------------------------------  ----------------------
                                                 1995        1996        1997        1998        1999        1999        2000
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before taxes .................. $  (18,552) $ (156,529) $ (323,278) $ (294,304) $ (562,285) $ (336,943) $ (457,963)

Interest expense ............................     23,985      62,430     110,003     172,942     196,390     147,616     146,948
Capitalized interest ........................     25,763      31,818      43,169      21,619          --          --          --
Interest component of rent expense(1) .......         71          84          64          74         192          44         182
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total fixed charges ........................     49,819      94,332     153,236     194,635     196,582     147,660     147,130

Earnings before fixed charges ............... $    5,504  $  (94,015) $ (213,211) $ (121,288) $ (365,703) $ (189,283) $ (310,833)

Ratio of earnings to fixed charges ..........       0.11       (1.00)      (1.39)      (0.62)      (1.86)      (1.28)      (2.11)
                                              ==========  ==========  ==========  ==========  ==========  ==========  ==========

Deficiency of available earnings to
 fixed charges .............................. $  (44,315) $ (188,347) $ (366,447) $ (315,923) $ (562,285) $ (336,943) $ (457,963)
                                              ==========  ==========  ==========  ==========  ==========  ==========  ==========

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(1)   The interest component of rent expense has been estimated by taking the difference between the gross rent expense and net present value of rent expense using a weighted-average cost of capital of approximately 13% for the years ended December 31, 1995 through December 31, 1998. The weighted-average cost of capital for the year ended December 31, 1999 and for the nine months ended September 30, 1999 and 2000 approximated 9%. The cost of capital used to calculate the interest component of rent expense is representative of the Company's outstanding borrowings during each respective period.